UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                Form 10-SB12G/A2


  General Form for Registration of Securities of Small Business Issuers Under
          Section 12 (B) or (G) of the Securities Exchange Act of 1934



                               eCourierCorps Inc.
        -----------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)


         Washington                                98-0206033
---------------------------------------------      ----------------------------
(State or other jurisdiction of incorporation      (IRS Employer Identification
or organization)                                    Number)




22344 NE 31st Street

Sammamish, Washington                                           98074
----------------------------------------           -----------------------------
(Address of principal executive offices)                      (zip code)

                                 (206) 910-2687
                           --------------------------
                           (Issuers telephone number)

Securities to be registered under Section 12 (b) of the Act:

                                      None


Securities to be registered under Section 12 (g) of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                                (Title of Class)

PART I

Item 1            Description of Business

General

eCouriercorps Inc, is a development stage Company incorporated on September 23, 1996 under the laws of the state of Texas. The name of the Corporation at the time of incorporation was Alvin Consulting Inc. On July 15, 1999 the shareholders of the Company approved a merger with a newly incorporated Company in the State of Washington, Realty Technologies Inc. the surviving Company. Realty Technologies Inc. operates under the laws of the state of Washington. On August 12, 1999 shareholders of the Company approved an amendment to the articles of the Company changing its name to Equinta Corp., and on April 10, 2000 the shareholders of the Company approved a further change to the articles of the Company changing its name to Courier Corps Inc. and on May 16, 2000 the shareholders of the Company approved a further change in the name of the Company to eCouriercorps Inc.

The Company initially raised proceeds aggregating $166,181 USD for the development of Realty Technologies Inc., an online real estate valuation and listing business. During the course of it's development, on November 22, 1999, the Company sold the assets comprising that business for $125,000 cash and settlement of certain liabilities. The Company then changed its business to the development of eCourier Corps Inc. (ECC) which was in the process of partnering with selected independent couriers throughout North America and creating an ECC branded network. This network envisioned utilizing state-of-the-art technology being developed by ECC and professional management systems to secure a competitive position in the supply chain for urgent delivery opportunities in B2B and B2C markets arising from the e-commerce Internet revolution.

During the course of the development of ECC the market place for venture capital changed considerably and, on September 1, 2001, the Company decided to discontinue the funding of its development projects for a more robust capital market and become a blank check Company.. The Company has had no commercial operations since such time to the date hereof. The Company has no full-time employees and owns no real estate.

The Company's current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in
Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Washington state law to enter into such a transaction if:

         1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

         2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stock-holders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

         3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. The Company management plans to use outside consultants or advisors to assist in the investigation and selection of business opportunities, however no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5.  The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and total capital and surplus of at least $2,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale. An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company.

Administrative Offices

The Company currently maintains a mailing address 22344 NE 31th Street, Sammamish, Washington 98074. The Company's telephone number is 206-910-2687. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.


Employees

The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors

1. Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

2. Need For Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker- dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. Lack of Profitable Operating History. The Company was formed on September 23, 1996 and has developed and then discontinued two previous business ventures. Although some revenues were achieved through the sale of a developing business in the period, the Company was not profitable and the business was discontinued. The Company has no successful operating history, revenues from operations, or assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See
Item 1 "Description of Business."

7. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10. Reliance upon Financial Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are unavailable, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12. Dependence upon Management; Limited Participation of Management. The Company currently has only one individual serving as its officer and director. The Company will be heavily dependent upon his skills, talents, and abilities to implement its business plan, and secure additional personnel and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14. Indemnification of Officers and Directors. Revised code of Washington provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

15. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

16. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

17. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

18. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

19. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un-issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

20. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

21. Sales of Restricted Securities. 3,136,454 of the outstanding shares of Common Stock held by present stockholders are restricted securities. These shares were issued pursuant to exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation S and after September 1, 2001 when the Company became a blank check company. These shares may be resold only pursuant to an effective registration statement. A sale of these shares pursuant to a registration statement may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total 9,751,304shares of common stock held by present stockholders of the Company, 6,614,850 shares are tradable now. These shares were issued before September 1, 2001 while the Company was engaged in an active business and was not, therefore, a blank check company. Ten per cent (10%) of these shares are owned by management, affiliates, principles and controllable individuals. These shares may only be sold pursuant to Rule 144 or be registered with the Securities and Exchange Commission.It is the view of the Securities and Exchange Commission that securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act. All securities issued by the Company have been issued or will be issued pursuant to an exemption from registration or registered under the Securities Act.


22. Investors May Face Significant Restrictions on the Resale of E Courier Corp Inc. securities due to State Blue Sky Laws. Because the Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy the Company's securities. Each state has its own securities laws, often called "blue sky laws", which limit sales of stock to a state's residents unless the stock is registered in that state or qualifies for an exemption from registration, and govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, and the broker must be registered in that state, or otherwise be exempt from registration. The Company does not know whether its stock will be registered under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for the Company's stock. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. Investors may be unable to resell their stock, or may be unable to resell it without the significant expense of state registration or qualification.


Item 2    Management's Discussion and Analysis or Plan of Operations

The Company has no plans for any research and development in the next twelve months.

Results of Operations

During the fiscal year ended March 31, 1997, the Company acquired the rights to publish a book, known as "The Source", via the Internet. The two creators of the book were directors of the Company. Consideration for "The Source" license was the issuance of 1,045,500 shares at a fair market value of $0.001 per share for $1,045, which represented out-of-pocket costs incurred by the creators. The Company also issued warrants to the creators enabling them to acquire 1,000,000 shares of the Company at $0.25 per share. The warrants expired on October 1, 1999. During the fiscal year ended March 31, 1998, the Company acquired another license for a product called Humate. Humate is an enzyme used in bioremediation of soil contaminated with hydrocarbons. The Humates license is exclusive but does not include the manufacturing rights. Consideration for the Humates license was 100,000 shares issued at a fair market value of $0.001 per share or $100. Neither license was further developed to become commercially viable. After the merger, they were both abandoned and written off to expense in the fiscal year ending March 31, 2000.


During the period from September 23, 1996 (inception) through June 30, 2003, the Company has engaged in two business ventures.

On or about April 1, 1999, the Company began the development of a portal on the internet providing a host of services to the Real Estate Industry in the United States. The development entitled Realty Technologies Ltd., and changed to Equinta Corp., was being developed to provide online, a host of services for the real estate industry. These services included listing services, valuation services, on-line mortgage and related services. The technology was not completed nor was any revenue generated from the project. On November 22, 1999 the Company sold the assets comprising this technology for proceeds of $125,000 USD and settlement of certain liabilities.

On or about April 1, 2000 subsequent to the sale of the assets comprising the Equinta business model, the Company commenced the development of a business model entitled eCourier Corp. This business was being developed to provide to the local area courier marketplace in the United States and Canada, a state-of-the-art technology being developed by ECC and professional management systems to secure a competitive position in the supply chain for urgent delivery opportunities in B2B and B2C markets arising from the e-commerce Internet revolution. The strategy envisioned partnering with selected independent couriers throughout North America and creating an ECC branded network.

The Company incurred ongoing losses related to the development of the technology and as a result of the significant and pervasive change in capital markets, the Company was unable to further fund their project. The Company has accumulated a deficit of $790,597 since inception and expects the trend of losses to continue.

For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

The Company has utilized the services of Bay Management Ltd. from time to time to identify, review and develop potential business opportunities and for finance and administrative services. The Company is not committed to a contract with Bay Management Ltd. but does employ their services on an "as needed" basis.

Plan of Operations

         The Company has no plans at this time for purchases or sales of fixed assets which would occur in the next twelve months.

         The Company has no expectation or anticipation of significant changes in number of employees in the next twelve months. However, if it achieves a business acquisition, it may acquire or add employees of an unknown number in the next twelve months.

         The Company has no plans for any research and development in the next twelve months.

Liquidity and Capital Resources

         The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no capital resources or stockholder's equity. Consequently, the Company has current assets of $422 and has current liabilities of $28,236 on June 30, 2003. The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether any capital contributed will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Need for Additional Financing

    The Company has no capital sufficient to meet the Company's cash needs. The Company will have to seek loans or equity placements to cover cash requirements. In the event the Company is able to complete a business combination during this period, lack of its existing capital will be a sufficient impediment to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially. No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.


Item 3            Properties

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 22344 NE 31st Street, Sammamish, Washington 98074. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 206-910-2687.



Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration
Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

------------------------------------------------------------------------
Shareholders / Beneficial Owners/                    Number of Shares
Percentage
------------------------------------------------------------------------
Mr. Terry Young 13.94%                               1,359,319
------------------------------------------------------------------------
Bay Management Ltd. (beneficially owned by
Mark Geoghegan) 21.93%                               2,138,252
------------------------------------------------------------------------
Andre Plessel 11.7%                                  1,148,030
------------------------------------------------------------------------
Mr. James Vandenberg (President and Director) 2%       250,000 (options)
------------------------------------------------------------------------

Item 5   Directors and Executive Officers

The president and director of the Company is as follows:

Mr. James Vandeberg

James Vandeberg, president and director, is an attorney operating with a group of sole proprietors in Seattle Washington focused on Corporate Securities law. Formerly Mr. Vandeberg was with Ogden Murphy Wallace, a law firm in Seattle, Washington. Mr. Vandeberg specializes in corporate finance with an emphasis on securities matters and acquisitions. Mr. Vandeberg graduated from New York University School of Law in 1969, where he was a Root-Tilden Scholar. He is a member and former director of the American Society of Corporate Secretaries. He was previously general counsel and secretary of two NYSE companies in the retail and food services sectors.

In his capacity of president and director, Mr. Vandeberg will review potential merger candidates and other business opportunities for the Company

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer. The officers will serve at will.

The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Conflicts of Interest

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place which would allow officers or directors to resolve potential conflicts in an arms-length fashion. Accordingly, he will be required to use his discretion to resolve them in a manner which he considers appropriate.

The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

The following table sets forth the experience of Mr. Vandeberg with blank check companies:

----------------------- --------------------- -------------------- --------------------- --------------------
VJG4, Inc. Vice         Form 10SB filed       Merged into Myplan   Myplan is not         Myplan is not
President and           December 8, 2000      USA, Inc. Filed      current with 1934     trading on any
shareholder                                   8K12g3               Act filings           market
----------------------- --------------------- -------------------- --------------------- --------------------
Growtex Inc.            Form 10SB filed       Merged into          Canadexx Inc. is      Canadexx is not
performed legal         March 10, 2000        Canadexx Inc.        not current with      trading on any
services                                      Filed 8k12g3         1934 Act filings      market
----------------------- --------------------- -------------------- --------------------- --------------------
Cambridge Creek         Form 10SB filed       Merged into Apache   Apache Motor          Apache Motor Corp.
Companies Ltd.          March 21, 2000        Motor Corp. Filed    Corp.is current       trades on the OTCBB
Performed legal                               8k12g3               with 1934 Act
services                                                           filings
----------------------- --------------------- -------------------- --------------------- --------------------
Gentry Resources Inc.   Form 10SB filed       All of outstanding   Gentry Resources is   Gentry Resources
Perform legal services  March 10, 2000        shares were sold     current with 1934     does not trade on
                                              on February 4, 2003  Act filings           any market
----------------------- --------------------- -------------------- --------------------- --------------------
Upgrade International   Form 8K12g3 filed     Survivor in merger   Upgrade               Upgrade
Corporation.            April 6, 2000         with Second CMA      International is      International trades
Performed legal                               Inc. which was a     not current with its  on the Pink Sheets
services                                      blank check company  1934 Act filings
----------------------- --------------------- -------------------- --------------------- --------------------

Item 6   Executive Compensation


Executive officers of the Company currently do not receive any remuneration in their capacity as Company executive officers. The following table sets forth information concerning the compensation of the Named Officers for services in all capacities to the Company or its affiliates for the years ended March 31, 2003, 2002 and 2001 and for the period from April 1, 2003 to August 31, 2003.


                           Summary Compensation Table


--------------------- ----------------------------- -------------------- ------------------ ----------------
Name and Principle    Fiscal                        Annual               Long Term          All Other
Position              Year                          Compensation         Compensation
                                                                         Awards
--------------------- ----------------------------- -------------------- ------------------ ----------------
                                                    Consulting fees (1)  Restricted Stock   Stock Options
                                                                         Award (2)
David Golinsky,       April 1 to August 31, 2003                      -                  -                -
Former President      2003                                            -            $27,344                -
                      2002                                      $26,323                  -                -
                      2001                                      $83,117                  -                -
--------------------- ----------------------------- -------------------- ------------------ ----------------
                                                    Consulting fees (3)  Restricted Stock   Stock Options
                                                                         Award
Mark Geoghegan        April 1 to August 31, 2003                $51,448                  -                -
Former Director       2003                                      $14,121                  -                -
                      2002                                      $16,845                  -                -
                      2001                                      $66,735                  -                -
--------------------- ----------------------------- -------------------- ------------------ ----------------
                                                    Legal fees (4)       Restricted Stock   Stock Options
                                                                         Award
James Vandeberg       April 1 to August 31, 2003                 $8,000                  -          250,000
Director              2003                                            -                  -                -
                      2002                                            -                  -                -
                      2001                                            -                  -                -
--------------------- ----------------------------- -------------------- ------------------ ----------------

     (1) Represents fees charged by Campbell, Golinsky and Associates Management Consulting. A total of $104,295 were paid in cash in 2001 and 2002. The remaining $5,145 was settled by the issuance of 20,579 shares to Campbell,Golinsky and Associates in 2003 pursuant to a debt settlement agreement.

     (2) In 2003, the Company awarded Mr. Golinsky 109,375 restricted shares in the Company's common stock for his past service as the company's president, valued at $27,344.

     (3) Represents consulting fees charged by Bay Management Ltd., a company controlled by Mr. Mark Geoghegan, for its consulting and administrative services from April 1, 2000 to August 31, 2003. Of the $149,149 consulting fees charged by Bay Management, $30,299 was paid in cash; $67,851 was settled along with certain debts owed to Mr. Geoghegan by the issuance of a convertible debenture in August 2001; $17,266 was settled by the issuance of a total of 1,029,063 shares in January and April, 2003 As of August 31, 2003, $33,733 of the consulting fees was accrued but unpaid.
     (4) The legal fees include $2,000 paid in cash and $6,000 accrued but unpaid.



Item 7   Certain Relationships and Related Transactions

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis.

Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Except for the Stock Option Plan attached hereto as Exhibit "A" there is no current plan in existence for the compensation of directors, officers or service providers for the Company. It is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities, completing a merger or acquisition transaction or developing an area of business for the Company.

The Company maintains a mailing address at the office of its legal counsel, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office. It is likely that the Company will establish and maintain an office after completion of a business combination or the development of an area of business for the Company.


Item 8   Description of Securities

Common Stock

The Company's Amended Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock $.0001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

         The Transfer Agent for the Company is;
         Interwest Transfer Company
         1981 East Murray Holladay Road, Suite 100
         Salt Lake City, Utah 84117
         Telephone number (801) 272-9294


Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.




PART II


Item 1   Market for Registrant's Common Stock and Security Holder Matters

No public trading market exists for the Company's securities. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2   Legal Proceedings
The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


Item 3 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company has had no disagreements with Accountants on accounting and financial disclosure matters or otherwise.

Item 4   Recent Sales of Unregistered Securities

              During the three year period ended March 31, 2003 and the period from April 1, 2003 to June 30, 2003 the Company completed the following debt and equity transactions:

              In April 1999 the Company issued 6,000,000 shares for proceeds of $0.0001 per share to foreign investors as a Regulation S issuance. In November, 1999, 2,000,000 of those shares were returned to treasury and cancelled.

              From January 27, 2003 to February 11, 2003 the Company converted into share capital all of the convertible debentures which were issued and outstanding (see note 8) The convertible debentures were converted at $0.25 per share settling $611,452 of principal and interest on the convertible debentures by the issuance of 2,445,807 common shares.

              From January to March 2003 the Company settled additional debts aggregating $114,199 by the issuance of 458,997 shares in the capital stock of the Company.

              In  April  2003,  the  Company  issued   1,000,000   shares  to  a
              corporation controlled by a former director of the Company as a Regulation S issuance in settlement of $10,000 debt .

              In May 2003, the Company entered into a private placement with a foreign investor for the issuance of 700,000 shares at a price of $0.05 per share as a Regulation S issuance. Aggregate proceeds of $35,000 are to be used for operation and working capital.



Item 5   Indemnification of Directors and Officers

         The Company has not provided for the indemnification of Directors or Officers except for an indemnification agreement entered into on April 12, 1999 for and between the Company and James Vandeberg, the President and Director of the Company and attached hereto as an appendix..

Signature Page

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: December 18, 2003                                    e Courier Corps
       -----------------
                                                            /s/ James Vandeberg
                                                            -------------------
                                                            James Vandeberg
                                                            President

Exhibits, Financial Statement Schedule and Reports on Form 8-K

PART  F/S





                               eCourierCorps Inc.

                          (A Development Stage Company)

                         REPORT AND FINANCIAL STATEMENTS

               March 31, 2003 and 2002 and for the six months ended
                         September 30, 2003 (Unaudited)

                             (Stated in US Dollars)
                             ----------------------

Terry Amisano Ltd.
Kevin Hanson, CA, CPA(Nevada)                  CHARTERED ACCOUNTANTS and
                                             CERTIFIED PUBLIC ACCOUNTANT




                          INDEPENDENT AUDITORS' REPORT

To the Stockholders,
eCourierCorps Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of eCourierCorps Inc. (A Development Stage Company) as of March 31, 2003 and 2002 and the related statements of operations, stockholders' deficiency and cash flows for the years ended March 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of eCourierCorps Inc. as of March 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended March 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. Management plans in regard to their planned financing and other matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada
July 16, 2003                                       CHARTERED  ACCOUNTANTS and
                                                 CERTIFIED  PUBLIC  ACCOUNTANT


750 WEST PENDER STREET, SUITE 604                       TELEPHONE: 604-689-0188
VANCOUVER CANADA                                        FACSIMILE: 604-689-9773
V7C 2T7                                               E-MAIL: amishan@telus.net
                               eCourierCorps Inc.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                  September 30, 2003 and March 31, 2003 and 2002
                             (Stated in US Dollars)
                             ----------------------

                                                                 (Unaudited)
                                                                September 30,                March 31,
                                                                                             ---------
                                                     ASSETS         2003               2003              2002
                                                     ------         ----               ----              ----

Current
   Cash                                                       $         1,566    $             -   $             -

Capital assets - Note 3                                                10,613             12,279            16,501
                                                               --------------     --------------    --------------
                                                              $        12,179    $        12,279   $        16,501
                                                               ==============     ==============    ==============

                                                    LIABILITIES
                                                    -----------
Current
   Accounts payable and accrued liabilities - Note 8          $        76,451    $       23,054    $        83,094
   Due to related parties - Note 4                                      3,582             3,582             30,894
   Loan payable to shareholder - Note 9                                 5,000                 -                  -
                                                               --------------     -------------     --------------
                                                                       85,033            26,636            113,988
Convertible debentures - Note 7                                             -                 -            587,964
                                                               --------------     -------------     --------------
                                                                       85,033            26,636            701,952
                                                               --------------     -------------     --------------

                                             STOCKHOLDERS' DEFICIENCY
                                             ------------------------

Common stock, $0.0001 par value - Notes 5, 7 and 9
  100,000,000 shares authorized
  Issued  shares:  September  30, 2003: 9,751,304
  (unaudited) March 31,2003: 8,051,304;
  March 31, 2002: 5,146,500)                                              975                805               515
Additional paid-in capital                                            773,199            728,369             3,008
Deficit accumulated during the prior development stage          (     151,117)     (     151,117)    (     151,117)
Deficit accumulated during the development stage                (     695,911)     (     592,414)    (     537,857)
                                                                -------------      -------------     -------------
                                                                (      72,854)     (      14,357)    (     685,451)
                                                                -------------      -------------     -------------
                                                              $        12,179    $        12,279   $        16,501
                                                                =============      =============     =============

Nature and Continuance of Operations - Note 1
Commitments - Notes 5, 7 and 9






                             SEE ACCOMPANYING NOTES
                               eCourierCorps Inc.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
         for the three  months and six months  ended  September  30, 2003,
           2002,  for the years ended March 31, 2003,  2002 and 2001 and for the  period  April  1,  2000  (Date  of  Commencement  of
                   Development Stage) to September 30, 2003
                             (Stated in US Dollars)
                             ----------------------

                                                                                                                 (Unaudited)
                                                                                                                April 1, 2000
                                                                                                                (Date of Com-
                                                                                                                 mencement of
                                           (Unaudited)          (Unaudited)                                      Development
                                        Three months ended    Six months ended                                     Stage) to
                                           September 30,         September 30           Years ended March 31,    September 30
                                         2003       2002       2003       2002       2003       2002       2001       2003
                                         ----       ----       ----       ----       ----       ----       ----       ----
Expenses
   Advertising and promotion        $   1,069 $        - $    5,291 $        - $        - $      587 $   20,215 $   26,093
   Amortization                           778      1,058      1,666      2,275      4,222      5,784      5,461     17,133
   Audit and accounting fees-Note 8     7,019        276     13,122        621     11,448      4,345      5,646     34,561
   Bank charges and interest-Note 8        36      7,881         76     15,666     23,621     31,344     19,293     74,334
   Consulting fees - Note 8            30,000      5,000     50,000      5,000     14,534     52,168    200,329    317,031
   Legal fees - Note 8                  6,067        223     10,067        223        448      1,460     15,834     27,809
   Office, telephone and
    miscellaneous - Note 8             10,380         11     17,390        110        284      7,958     39,907     65,539
   Software research and development        -          -          -          -          -          -     66,410     66,410
   Transfer agent fees                    475          -        675          -          -        500        650      1,825
   Travel                                 607          -      5,210          -          -      1,212     55,485     61,907
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss before other items                56,431     14,449    103,497     23,895     54,557    105,358    429,230    692,642
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Other items:
   Write-off of intangible assets           -          -          -          -          -          -  (   1,325) (   1,325)
   Gain (loss) on foreign exchange          -          -          -          -          -        138  (   2,082) (   1,944)
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            -          -          -          -          -        138  (   3,407) (   3,269)
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss for the period            $(  56,431)$(  14,449)$( 103,497)$(  23,895)$(  54,557)$( 105,220)$( 432,637)$( 695,911)
                                    =========  =========  =========  =========  =========  =========  =========  =========
Basic and diluted loss per share   $(    0.01)$(    0.00)$(    0.01)$(    0.00)$(    0.01)$(    0.02)$(    0.08)$(    0.12)
                                    =========  =========  =========  =========  =========  =========  =========  =========
Weighted average number of shares
outstanding for the period          9,751,304  5,146,500  9,351,850  5,146,500  5,571,773  5,146,500  5,146,500  5,870,219
                                    =========  =========  =========  =========  =========  =========  =========  =========





                             SEE ACCOMPANYING NOTES
                               eCourierCorps Inc.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
          for the six months ended  September  30, 2003,  2002,for the years ended March 31, 2003, 2002 and 2001 and for the period April 1, 2000 (Date of Commencement of Development Stage)
                             to  September 30, 2003
                             (Stated in US Dollars)
                             ----------------------

                                                                                                            (Unaudited)
                                                                                                           April 1, 2000
                                                                                                           (Date of Com-
                                                                                                            mencement of
                                                      (Unaudited)                                           Development
                                                   Six months ended                                           Stage) to
                                                     September 30,             Years ended March 31,        September 30,
                                                   2003        2002        2003         2002        2001        2003
                                                   ----        ----        ----         ----        ----        ----
Cash flows used in Operating Activities
  Net loss for the period                    $( 103,497) $(  23,895) $(  54,557)  $( 105,220) $( 432,637) $( 695,911)
  Add items not involving cash:
   Amortization                                   1,666       2,275       4,222        5,784       5,461      17,133
   Write-off of intangible assets                     -           -           -            -       1,325       1,325
  Changes in non-cash working capital items
   related to operations:
   Prepaid expenses                                   -           -           -        7,911   (   7,911)          -
   Accounts payable and accrued liabilities      63,397       5,990      50,335       26,247     106,438     246,417
                                              ---------   ---------   ---------   ----------   ---------   ---------
                                              (  38,434)  (  15,630)          -    (  65,278)  ( 327,324)  ( 431,036)
                                              ---------   ---------   ---------   ----------   ---------   ---------
Cash Flows used in Investing Activity
   Acquisition of capital assets                      -           -           -            -   (  16,447)  (  16,447)
                                              ---------   ---------   ---------   ----------   ---------   ---------
Cash Flows provided by Financing Activities
   Increase in loans payable                      5,000           -           -       24,130      26,651      55,781
   Increase in convertible debenture                  -      15,630           -       31,177     246,937     278,114
   Proceeds from common stock subscriptions      35,000           -           -            -           -      35,000
                                              ---------   ---------   ---------   ----------   ---------   ---------
                                                 40,000      15,630           -       55,307     273,588     368,895
                                              ---------   ---------   ---------   ----------   ---------   ---------

                                                                                                         .../Cont'd.


                             SEE ACCOMPANYING NOTES
                               eCourierCorps Inc.                      Continued
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
          for the six months ended  September  30, 2003,  2002,for the years ended March 31,  2003, 2002 and 2001 and for the period
         April 1, 2000 (Date of Commencement  of Development  Stage)
                             to  September 30, 2003
                             (Stated in US Dollars)
                             ----------------------

                                                                                                            (Unaudited)
                                                                                                           April 1, 2000
                                                                                                           (Date of Com-
                                                                                                            mencement of
                                                      (Unaudited)                                           Development
                                                   Six months ended                                           Stage) to
                                                     September 30,             Years ended March 31,        September 30,
                                                   2003        2002        2003         2002        2001        2003
                                                   ----        ----        ----         ----        ----        ----

Increase (decrease) in cash during
the period                                        1,566           -           -    (   9,971)  (  70,183)  (  78,588)

Cash, beginning of the period                         -           -           -        9,971      80,154      80,154
                                              ---------   ---------   ---------    ---------   ---------   ---------
Cash, end of the period                      $    1,566  $        -  $        -   $        -  $    9,971  $    1,566
                                              =========   =========   =========    =========   =========   =========
Supplementary disclosure of cash flow
 information Cash paid for:
     Interest                                $        -  $        -  $        -   $        -  $        -  $        -
                                              =========   =========   =========    =========   =========   =========
     Income taxes                            $        -  $        -  $        -   $        -  $        -  $        -
                                              =========   =========   =========    =========   =========   =========

Non-cash transactions - Note 5


                             SEE ACCOMPANYING NOTES
                               eCourierCorps Inc.
                          (A Development Stage Company)
                     STATEMENT OF STOCKHOLDERS' DEFICIENCY
              for the period September 23, 1996 (Date of Inception)
                             to  September 30, 2003
                             (Stated in US Dollars)
                             ----------------------

                                                                                           Deficit
                                                                                         Accumulated      Deficit
                                                                                       During prior to  Accumulated
                                                                             Additional  Development    During the
                                                       Common Shares           Paid-in      Stage       Development
                                                ------------------------
                                                     Number    Par Value       Capital     (Note 1)         Stage           Total
                                                     ------    ---------       -------    --------          -----           -----

Stock issued for cash at - $0.10 per share            1,000   $        1   $         99  $        -  $          -  $         100
Cash contributed by a director                            -            -            100           -             -            100
Additional paid-in capital for organizational
expenses incurred by a
 director on behalf of the Company                        -            -            972           -             -            972
Stock issued for "The Source" license at fair
 market value of - $0.001 per share               1,045,500          104            941           -             -          1,045
Net loss for the period                                   -            -              -           -             -              -
                                                -----------   ----------   ------------  ----------  ------------  -------------
Balance, March 31, 1997                           1,046,500          105          2,112           -             -          2,217
Cash contributed by a director                            -            -            100           -             -            100
Stock issued for "Humates" license at a fair
 market value of - $0.001 per share                 100,000           10             90           -             -            100
Additional paid-in capital for organizational
 expenses incurred by a  director on behalf
 of the Company                                           -            -            346           -             -            346
Net loss for the year ended March 31, 1998                -            -              -           -             -              -
                                                -----------   ----------   ------------  ----------  ------------  -------------
Balance, March 31, 1998                           1,146,500          115          2,648           -             -          2,763
Additional paid-in capital for organizational
 expenses incurred by a director on behalf
 of the Company                                           -            -            160           -             -           160
Net loss for the year ended March 31, 1999                -            -              -           -             -             -
                                                -----------   ----------   ------------  ----------  ------------   -----------
Balance, March 31, 1999                           1,146,500          115          2,808           -             -         2,923
Capital stock issued for cash at $0.0001 per
 share                                            6,000,000          600              -           -             -           600
Cancelled shares                                ( 2,000,000)  (      200)           200           -             -             -
Net loss for the period ended March 31, 2000              -            -              - (   151,117)            -  (    151,117)
                                                -----------   ----------   ------------  ----------  ------------   -----------
Balance, March 31, 2000                           5,146,500          515          3,008 (   151,117)            -  (    147,594)

                                                                                                                     .../Cont'd.

                             SEE ACCOMPANYING NOTES
                                eCourierCorps Inc.                     Continued
                          (A Development Stage Company)
                     STATEMENT OF STOCKHOLDERS' DEFICIENCY
              for the period September 23, 1996 (Date of Inception)
                             to  September 30, 2003
                             (Stated in US Dollars)
                             ----------------------

                                                                                           Deficit
                                                                                         Accumulated      Deficit
                                                                                       During prior to  Accumulated
                                                                             Additional  Development    During the
                                                       Common Shares           Paid-in      Stage       Development
                                                ------------------------
                                                     Number    Par Value       Capital     (Note 1)         Stage           Total
                                                     ------    ---------       -------    --------          -----           -----

Balance, March 31, 2000 (carried forward)         5,146,500          515          3,008 (   151,117)            -   (   147,594)
Net loss for the year ended March 31, 2001                -            -              -           -     ( 432,637)  (   432,637)
                                                -----------   ----------   ------------  ----------   -----------   -----------
Balance, March 31, 2001                           5,146,500          515          3,008 (   151,117)    ( 432,637)  (   580,231)
Net loss for the year ended March 31, 2002                -            -              -           -     ( 105,220)  (   105,220)
                                                -----------   ----------   ------------  ----------   -----------    ----------
Balance, March 31, 2002                           5,146,500          515          3,008 (   151,117)    ( 537,857)  (   685,451)
Capital stock subscribed pursuant to debt
 settlement agreements                              458,997           46        114,153           -             -       114,199
Capital stock subscribed pursuant to
 conversion of debentures                         2,445,807          244        611,208           -             -       611,452
Net loss for the year ended March 31, 2003                -            -              -           -     (  54,557)  (    54,557)
                                                -----------   ----------   ------------  ----------   -----------    ----------
Balance, March 31, 2003                           8,051,304          805        728,369 (   151,117)    ( 592,414)  (    14,357)
Capital stock subscribed at $0.01 per share
 pursuant to settlement of debts agreements       1,000,000          100          9,900           -             -        10,000
Capital stock subscribed for cash -
 at $0.05 per share                                 700,000           70         34,930           -             -        35,000
Net loss for the six months ended
 September 30, 2003                                       -            -              -           -     ( 103,497)  (   103,497)
                                                -----------   ----------   ------------   ---------   -----------   -----------
Balance, September 30, 2003 (Unaudited)           9,751,304   $      975   $    773,199 $(  151,117) $  ( 695,911) $(    72,854)
                                                ===========   ==========   ============   =========   ===========   ===========

Par value and additional paid-in capital have been retroactively adjusted for changes in par value due to the merger (Note 1).


                             SEE ACCOMPANYING NOTES
                               eCourierCorps Inc.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
             September 30, 2003 and March 31, 2003, 2002 and 2001
                             (Stated in US Dollars)
                             ----------------------

Note 1        Nature and Continuance of Operations
              ------------------------------------

              eCouriercorps Inc. (the "Company") was incorporated on September 23, 1996 under the laws of the State of Texas as Alvin Consulting Inc. On July 15, 1999 the shareholders of the Company approved a merger with a newly incorporated company in the State of Washington, and the surviving company, Realty Technologies Inc. operates under the laws of the State of Washington. On August 12, 1999 shareholders of the Company approved an amendment to the articles of the Company changing its name to Equinta Corp. On April 10, 2000 the shareholders of the Company approved a further change to the articles of the Company changing its name to Courier Corps Inc. On May 16, 2000 the shareholders the Company approved a further change in the name of the Company to eCourierCorps Inc.

              The Company is currently pursuing business acquisitions and has no business operations or sources of revenue. These financial statements have been prepared on a going concern basis. As at September 30, 2003, the Company has a working capital deficiency of $83,467 (unaudited) and has accumulated a deficit of $847,028 (unaudited) since inception. Management believes that its expected financing will be provided by existing shareholders. There can be no assurance that additional funding will be available on acceptable terms, if at all. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2        Summary of Significant Accounting Policies
              ------------------------------------------

              The financial statements of the company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

              The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

              Development Stage Company
              -------------------------

              The Company complies with Financial Accounting Standard Board Statement No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

              The Company is currently a development stage company as defined under Statement of Accounting Standards ("SFAS") No. 7. As required for development stage enterprises, the statements of operations and cash flows include a total of all expenditures from the Date of Commencement of the Development Stage (April 1, 2000) to September 30, 2003. Prior to April 1, 2000, the Company developed and sold the rights to a web based internet application in the real estate industry.

eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 2

Note 2        Summary of Significant Accounting Policies - (cont'd)
              ------------------------------------------

              Income Taxes
              ------------

              The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

              Basic and Diluted Loss Per Share
              --------------------------------

              The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share includes the potentially dilutive effect of outstanding debt and stock options which are convertible into common shares. Diluted loss per share has not been provided as it would be anti-dilutive.

              Capital Assets and Amortization
              -------------------------------

              Capital assets are recorded at cost. Amortization is provided using the declining balance method at the following rates:

                           Computer equipment                        30%
                           Computer software                         40%
                           Office equipment                          30%
                           Office furniture                          20%

              Capital asset additions during the year are amortized at one-half rates.

              Financial Instruments
              ---------------------
              The carrying value of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short term maturity of such instruments. Due to related parties and loan payable to shareholder also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.


              Convertible Debt
              ----------------
              The Company has accounted for convertible debt as required by APB Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants".

eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 3

Note 2        Summary of Significant Accounting Policies - (cont'd)
              ------------------------------------------

              Stock-based Compensation
              ------------------------

              The Company has a stock-based compensation plan, which is described in Note 5. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation as amended by SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS Statement No. 123.


              New Accounting Standards
              ------------------------

              Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3        Capital Assets
              --------------

                                                         (Unaudited)
                                                     September 30, 2003                            March 31,
                                        ----------------------------------------------
                                                         Accumulated                          2003           2002
                                            Cost         Amortization        Net               Net            Net
                                        -----------     ------------     -----------       ----------     ----------
              Computer equipment        $    17,167    $      12,998     $     4,169      $     5,005    $     7,150
              Computer software                 544              442             102              131            218
              Office equipment                3,078             2116             962            1,142          1,632
              Office furniture                9,700             4320            5380            6,001          7,501
                                         ----------      -----------      ----------       ----------     ----------
                                        $    30,489    $      19,876     $    10,613      $    12,279    $    16,501
                                         ==========      ===========      ==========       ==========     ==========

Note 4        Due to Related Parties
              ----------------------
              The amounts due to related parties are due to shareholders of the Company and former directors of the Company and are non-interest bearing, unsecured and have no specific terms for repayment.

eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 4

Note 5        Capital Stock
              -------------

              Changes in Securities
              ---------------------
              During the three years ended March 31, 2003 and the six months ended September 30, 2003 the Company completed the following debt and equity transactions:

              During the period ended September 30, 2003, the Company agreed to issue 1,000,000 common shares at $0.01 for settlement of debts of $10,000 pursuant to a Regulation S private placement of restricted securities to a corporation controlled by a former director of the Company.

              During the period ended September 30, 2003, the Company entered into a Regulation S private placement with an investor for the issuance of 700,000 common shares at $0.05 per share.

              During the year ended March 31, 2003, the Company converted $611,452 in convertible debentures, including principal and interest, which were issued and outstanding (Note 7) at $0.25 per share and issued 2,445,807 common shares.

              During the year ended March 31, 2003, the Company settled additional debts aggregating $114,199 by issuing 458,997 shares in the capital stock of the Company at $0.20-$0.25 per share (Note
              8).

              Stock Option Plan and Stock-based Compensation
              ----------------------------------------------

              In June 2003, the Board of Directors approved a stock option plan for the Company which provides for allocation of options to purchase up to 750,000 common shares of the Company. The directors also approved the issuance of options to a director to acquire up to 250,000 common shares of the Company at $0.25 per share. The options have a term of ten years expiring in June, 2013. The option plan is subject to approval by the shareholders of the Company.

              As disclosed in Note 2, the Company does not record compensation expense on the granting of stock options to employees. In accordance with SFAS No. 123 "Accounting for Stock-based Compensation" disclosure of pro forma net loss and net loss per share is required by determining the fair value of the options using fair value option pricing models. The Company has determined the fair value of vested employee stock options using the minimum value method which does not consider volatility of the Company's share price. Had compensation expenses for the Company's stock option plan been determined based on the minimum value method at the date the stock purchase options vest there would be no effect on pro forma loss.

              The fair value for these stock options was estimated at the date of vesting using the following weighted average assumptions:

              Dividend yield                                         0%
              Weighted average expected life of stock options    10 yrs
              Risk-free interest rate                             3.33%
eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 5

Note 6        Income Taxes

              The following table summarizes the significant components of the company's deferred tax assets:

                                                           March 31, 2003
                                                           --------------
             Deferred Tax Assets
               Non-capital loss carryforward                $   260,000
             Valuation allowance for deferred tax asset      (  260,000)
                                                             ----------
                                                            $         -
                                                             ==========

              The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

              At March 31, 2003, the Company has accumulated non-capital losses totalling approximately $740,000, which are available to reduce taxable income in future taxation years. These losses expire beginning in 2022. The potential benefit of these losses, if any, has not been recorded in the financial statements.

Note 7        Convertible Debentures
              ----------------------

              In November 1999, the Company issued a convertible debenture with a principle balance of $82,931 to a corporation that was controlled by a former director of the Company. The convertible debenture had a term of three months and accrued interest at a rate of 8% per annum. On January 27, 2003 the convertible debenture along with accrued interest of $20,624 were settled by the issuance of 414,220 common shares issued at a price of $0.25 per share.

              In November 1999, the Company issued a convertible debenture with a principle balance of $83,250 to an investor. The convertible debenture had a term of three months and accrued interest at a rate of 8% per annum. On January 27, 2003 the convertible debenture along with accrued interest of $20,703 was settled by the issuance of 415,813 common shares issued at a price of $0.25 per share.

              In November 2000, the company issued a convertible debenture with a principal balance of $93,500 to a shareholder of the company. The convertible debenture had a term of one year and accrued interest at a rate of 8% per annum. On February 11, 2003 the convertible debenture along with accrued interest of $18,507 was settled by the issuance of 448,030 common shares issued at a price of $0.25 per share.

eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 6


Note 7        Convertible Debentures - (cont'd)
              ----------------------

              In March 2001, the Company issued a convertible debenture with a principle balance of $130,000 to a corporation with a director in common with the Company. The convertible debenture had a term of three months and accrued interest at a rate of 8% per annum. On January 27, 2003 the convertible debenture along with accrued interest of $18,268 was settled by the issuance of 593,068 common shares issued at a price of $0.25 per share.

              In August 2001, the Company issued a convertible debenture with a principal balance of $143,669 in settlement of accounts payable to a former director of the Company. The convertible debenture has a term of three months and was non-interest bearing. On January 27, 2003, the convertible debenture was settled by the issuance of 574,676 common shares at a price of $0.25 per share.

Note 8        Related Party Transactions - Notes 4, 5, 7 and 9
              --------------------------

              In January 2003, the Company settled debts aggregating $9,415 by the issuance of 37,662 shares in the capital stock of the Company to a Corporation that is controlled by a former director of the Company. The $9,415 was comprised of consulting fees and expenses incurred by the Corporation related to the business of the Company. The fees were accrued from 2001 to 2003.

              In January 2003, the Company settled all of its convertible debentures outstanding along with accrued interest, which include $247,224 due to a Company controlled by a former director of the Company and $148,267 due to a Corporation formerly with directors in common with the Company.

              In February and May 2003, the Company settled debts aggregating $32,489 by the issuance of 129,954 common shares to a firm that is controlled by the former president of the Company. The debts consisted of consulting fees accrued in 2001 and a final contract settlement.

              Amounts paid or accrued to directors, former directors and related companies or companies in which a director is a partner or associate are as follows:

                                                (Unaudited)
                                               September 30,                              March 31,
                                       ------------------------------    ----------------------------------------
                                            2003           2002              2003           2002           2001
                                            ----           ----              ----           ----           ----
              Accounting fees          $     11,622    $        621      $      1,448   $      4,345   $      5,646
              Consulting fees                50,000           5,000            12,500         12,500         60,000
              Interest                            -           8,541            12,824         17,037          8,991
              Legal fees                     10,000               -               448          1,460         15,834
              Office                          7,104               -               172              -            896
                                        -----------     -----------       -----------    -----------    -----------
                                       $     78,726    $     14,162      $     27,392   $     35,342   $     91,367
                                        ===========     ===========       ===========    ===========    ===========

              Included in accounts payable at September 30, 2003 is $63,505 (unaudited) (March 31, 2003: $9,219; March 31, 2002: $Nil) due to
              a director of the Company and a company controlled by a former director of the Company.

eCourierCorps Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2003 and March 31, 2003,2002 and 2001
(Stated in US Dollars) - Page 7

Note 9        Loans Payable to Shareholders
              -----------------------------

              In September 2003, the Company borrowed $5,000 from a shareholder pursuant to a promissory note agreement. The note has a term of one month. Interest is calculated and payable upon maturity of the note at a rate of 2% per month. In the event of default, the Company will issue 50,000 restricted shares to the lender for each month that the loan remains unpaid. The loan is collateralized by a firm that is the company's consultant and shareholder. In October 2003, the loan was in default and, together with accrued interest, the Company is required to issue 50,000 shares.

              In October 2003 the Company borrowed $8,000 from a shareholder pursuant to a promissory note agreement. The note has a term of one month. Interest is calculated and payable upon maturity of the note at a rate of 2% per month. In the event of default, the Company will issue 50,000 restricted shares to the lender for each month that the loan remains unpaid.

              In November and December 2003, the Company received proceeds of $78,000 from a shareholder. The amounts provided have been used for operating purposes and are unsecured and have no specific terms of interest payable or repayment.